July 23, 2019

Jeffrey Likosar
Chief Financial Officer
ADT Inc.
1501 Yamato Road
Boca Raton, Florida 33431

       Re: ADT Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Forms 10-Q for Fiscal Quarter Ended March 31, 2019
           Form 8-K filed May 7, 2019
           File No. 001-38352

Dear Mr. Likosar:

        We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 7, 2019

Net Loss Before Special Items, page 13

1. We note your reconciliation of Net Loss Before Special Items shows a line item labeled,
       "Other." Given that this line item is over 80% of Net Loss Before Special Items, please disaggregate the line item in your reconciliation. Confirm that your adjustments in
       "Other" are consistent for periods presented and have not changed from prior presentations of this measure. We refer to Question 100.02 in updated Compliance and
       Disclosure Interpretations issued on May 17, 2016.
 Jeffrey Likosar
ADT Inc.
July 23, 2019
Page 2


Form 10-Q for the Quarterly Period Ended March 31, 2019
13. Leases
Company as Lessee, page 17

2. We note your disclosure that, "payments that are not fixed at the commencement of the lease are considered variable payments and expensed as incurred." We also note based on your table on page 18 that variable lease payments were approximately 36% of your total lease cost for the three months ended March 31, 2019. Please tell us and revise your disclosure in future filings, as necessary, to clarify the basis and terms and conditions on which variable lease payments are determined and whether any of your variable payments depend on an index or a rate. Refer to ASC 842-20-50-3(a)(2), ASC 842-10-30-5 and
         ASC 842-20-25-6.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Claire
DeLabar, Senior Staff Accountant at 202-551-3349 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJeffrey Likosar                              Sincerely,
Comapany NameADT Inc.
                                                               Division of
Corporation Finance
July 23, 2019 Page 2                                           Office of
Telecommunications
FirstName LastName